OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Alignme, Inc.

320 S. Spring Garden **Ave**
Suite E143
DeLand, FL 32720

www.getalignme.com



200000 shares of Class C Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140,000* of Class C Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 200,000 of Class C Common Stock ($10,000)

Company	Alignme, Inc.
Corporate Address	320 S. Spring Garden Ave., Suite E143, DeLand, FL 32720
Description of Business	On-Demand Chiropractic
Type of Security Offered	Class C Common Stock
Price per Security	$0.05 per share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Alignme, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 2,000 shares of Class C Common Stock at $0.05 / share, you will receive 200 Class C Common Stock bonus shares, meaning you'll own 2,200 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine CrowdfundingInc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

OFFERING MEMORANDUM SUMMARY

As used in this offering memorandum, references to the "Company", "we", "our", "us", "Alignme" refer to Alignme, Inc., unless the context otherwise indicates.

The following summary highlights selected information contained in this prospectus. Before making an investment decision, you should read the entire offering memorandum carefully, including the "Risk Factors" section, the financial statements, and the notes to the financial statement.

OTHER IMPORTANT INTRODUCTORY INFORMATION

In this offering document we use various industry-specific terms. A brief explanation of some of those terms follows. An "adjustment" is the specific manual manipulation of vertebrae and extremities which have become misaligned or which evidence abnormal movement patterns or fail to function properly. "Chiropractic" is a non-invasive approach to health restoration, maintenance and disease resistance. As a natural health-care method, chiropractic does not utilize drugs or surgical procedures. "Maintenance therapy" is defined as a treatment plan that seeks to prevent disease, promote health, and prolong and enhance the quality of life, or therapy that is performed to maintain or prevent deterioration of a chronic condition that is reflected in a misalignment. "Subluxations" are misalignments of the spine that chiropractic adjustments seek to correct.

OUR COMPANY

Corporate Background

Alignme, Inc. is a development stage company. We were incorporated under the laws of the state of Florida on February 23, 2018. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act, since we have a specific business plan or purpose. Neither the Company, its affiliates nor its promoters have had preliminary contact or discussions with, nor does the Company, its affiliates or its promoters have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger. Neither the Company, its affiliates nor its promoters intend for the Company, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Our fiscal year end is December 31, and we have no subsidiaries. Our principal executive offices are located at 320 S. Spring Garden Ave, Suite E143, DeLand, Florida, 32720, and our telephone number is (386) 469-7790. Our website is *www.getalignme.com*. Information on, or which can be accessed through, our website is not incorporated in this prospectus.

Business Overview

We're Alignme, a Central Florida startup, an Uber for Chiropractic, that will deliver chiropractic assistance on demand. These days, you can find an on-demand app to deliver you almost any product or service with just a few taps, and chiropractic adjustments are no exception. Whether it's your home, office or hotel, Alignme wants to deliver. Our Alignme Application (iOS, Android, Web app) is in the conceptual stage with plans for infrastructure development to begin mid-July 2018 and a projected initial launch December 2018 (dates may change).

Services will be available from 8am-8pm, 365 days a year. Patrons will also be able to request a chiropractic physician in as little as an hour, or up to a month in advance via the Alignme Application (iOS, Android, Web app).

Patrons will pay a set price (including tax), charged to their credit card on file. All chiropractic physicians will be fully vetted in person, licensed in their state of practice, insured (minimum of $3M), background-checked and trained by the Alignme team to reach the highest levels of customer service and experience.

Our Industry

A 2015 Gallup report commissioned by Palmer College of Chiropractic shows that 33.6 million U.S. adults (14% of the total population) now seek chiropractic care each year. The chiropractic industry in the United States is large, growing and highly fragmented. According to a report issued by First Research in August 2015, expenditures for chiropractic services in the U.S. were $11.0 billion in 2014 and are expected to grow at approximately 4% annually between 2015 and 2019. The United States Bureau of Labor Statistics expects employment in chiropractic to grow faster than the average for all occupations. Some of the factors that the Bureau of Labor Statistics identified as driving this growth are health care cost pressures, an aging population requiring more health care and technological advances, all of which are expected to increasingly shift services from inpatient facilities and hospitals to outpatient settings.

Competition

We operate in a competitive environment. The chiropractic market is extremely competitive. Competitive factors in this industry include ease of use, quality, versatility, reliability, accuracy, and cost. Our primary competitors include companies such as The Joint Chiropractic®, and Independent Offices to name a few and other companies with substantially greater financial, technological, marketing, personnel and research and development resources than we currently have.

Liabilities and Litigation

There are no lawsuits filed or pending against the Company by others, and no lawsuits filed or pending against others by the Company. There are no contingencies, sureties or guarantees in existence.

Trademarks, trade names, and service marks

Alignme owns two registered trademarks under the United States of America Trademark Act of 1946, as amended "Alignme", registered in December of 2015, under the registration number 4871772 with the United States Patent & Trademark Office and "Alignme Chiropractic" registered in June of 2016, under the registration number 5037720 with the United States Patent & Trademark Office.

Both trademarks were assigned to Alignme, Inc. on March 26, 2018 via a trademark assignment agreement between our Founder and President, Dr. Terrance Ward (the "Assignor") and Alignme, Inc. (the "Assignee"), for and in consideration of the sum of 2 US dollar (one US dollar only) paid by the Assignee to the Assignor.

The team

Officers and directors

Terrance Ward, D.C.	Founder & Chief Executive Officer, Director

Terrance Ward, D.C.
Dr. Ward has been Alignme's Chief Executive Officer, President and Director since Inception in February 2018. He Interned at DeLand Chiropractic & Spinal Decompression from October 2017 to December 2017. Intern at Palmer College of Chiropractic from October 2016 to September 2017. Chiropractic student at Palmer College of Chiropractic Florida form January 2014 to December 2017. Dr. Ward received his Doctor of Chiropractic degree Palmer College of Chiropractic. He also received an Associate of General Studies from Glen Oaks Community College and a Bachelor of Science in Business Management from Western Governors University.

Number of Employees: 1

Related party transactions

On Feb 23, 2018, Common stock shares were issued to the founder of the Company for services to be performed. The shares were issued at a price of $0.0001 per share. 10,000,000 shares have been issued for a total of $1,000 related to services to be performed as of the balance sheet date. On May 3, 2018, the Company amended and restated its Articles of Incorporation creating new classes of stock. 10,000,000 shares of Common Stock (the "Old Common Stock") was reclassified as and converted into Class B Common Stock shares. 200,000,000 shares of Class B Common Stock was reissued to the founder of the Company related to services rendered and services to be performed. The shares were issued at a price of $0.000005 per share for a total of $1,000.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **WE OPERATE IN A COMPETITIVE ENVIRONMENT, AND IF WE ARE UNABLE TO COMPETE WITH OUR COMPETITORS, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED.** We operate in a competitive environment. The chiropractic market is extremely competitive. Competitive factors in this industry include ease of use, quality, versatility, reliability, accuracy, and cost. Our primary competitors include companies such as The Joint Chiropractic®, and Independent Offices to name a few and other companies with substantially greater financial, technological, marketing, personnel and research and development resources than we currently have.
- **THERE IS NO GUARANTEE ALL OF THE FUNDS RAISED IN THE OFFERING WILL BE USED AS OUTLINED IN THIS PROSPECTUS** We have committed to use the proceeds raised in this offering for the uses set forth in the "Use of Proceeds" section. However, certain factors beyond our control, such as increases in certain costs, could result in the Company being forced to reduce the proceeds allocated for other uses in order to accommodate these unforeseen changes. The failure of our management to use these funds effectively could result in unfavorable returns. This could have a significant adverse effect on our financial condition and could cause the price of our common stock to decline.
- **ANY ADDITIONAL FUNDING WE ARRANGE THROUGH THE SALE OF OUR COMMON STOCK WILL RESULT IN DILUTION TO EXISTING SHAREHOLDERS.** We must raise additional capital in order for our business plan to succeed. Our most likely source of additional capital will be through the sale of additional shares of common stock and through selling our work wear and performing a service of sewing and embroidering. Such stock issuances will cause stockholders' interests in our company to be diluted. Such dilution will negatively affect the value of an investor's shares.
- **IF TERRANCE WARD, OUR PRESIDENT AND DIRECTOR RESIGNS OR DIES, WE WILL NOT HAVE A CHIEF EXECUTIVE OFFICER WHICH COULD RESULT IN OUR OPERATIONS BEING SUSPENDED. IF THAT SHOULD OCCUR, YOU COULD**

LOSE YOUR INVESTMENT. We extremely depend on the services of our president and director, Terrance Ward, for the future success of our business. The loss of the services of Dr. Ward could have an adverse effect on our business, financial condition and results of operations. If he should resign or die we will not have a chief executive officer. If that should occur, until we find another person to act as our chief executive officer, our operations could be suspended. In that event it is possible you could lose your entire investment.

- **HAVING ONLY ONE DIRECTOR LIMITS OUR ABILITY TO ESTABLISH EFFECTIVE INDEPENDENT CORPORATE GOVERNANCE PROCEDURES AND INCREASES THE CONTROL OF OUR PRESIDENT OVER OPERATIONS AND BUSINESS DECISIONS.** We have only one director, who is our principal executive officer. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives him significant control over all corporate issues, including all major decisions on operations and corporate matters such as approving business combinations. Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president's decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

- **AS AN "EMERGING GROWTH COMPANY" UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.** We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to: -Have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; -Provide an auditor attestation with respect to management's report on the effectiveness of our internal controls over financial reporting; -Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); -Submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and-"say-on-frequency;" and -Disclose certain executive compensation In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting. Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We are not a "shell company" within the meaning of Rule 405, promulgated pursuant to the Securities Act, because we do have hard assets and real business operations.

- **THE TRADING IN OUR SHARES WILL BE REGULATED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 15G-9 WHICH ESTABLISHED THE DEFINITION OF A "PENNY STOCK."** The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

- **UNITED STATES STATE SECURITIES LAWS MAY LIMIT SECONDARY TRADING, WHICH MAY RESTRICT THE STATES IN WHICH AND CONDITIONS UNDER WHICH YOU CAN SELL THE SHARES OFFERED BY THIS PROSPECTUS.** There is no public market for our securities, and there can be no assurance that any public market will develop in the foreseeable future. Secondary trading in securities sold in this offering will not be possible in any state in the U.S. unless and until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our securities for secondary trading, or identifying an available exemption for secondary trading in our securities in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the securities in any particular state, the securities could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our securities, the market for our securities could be adversely affected.

- **Consumer Use of Application** There exists the possibility that the application may not garner enough attention or attraction to be successful. It also is possible that users may abandon use of the application in favor of a competitor or find the application is not necessary for general chiropractic needs.

- **Mobile Application** We may not be successful with providing a completely seamless application that will be compatible with all operating systems. There exists a possibility that we may run into obstacles regarding making our application compatible with iOS and Android. There also exists a possibility that there will be software failures on either or both operating systems.

- **Software affecting Consumer Use** Our software may fail either in actually being a useable product or in use once released to the public. There is no guarantee that our software will be without glitches or hick-ups that may affect the performance and continued use of the program by consumers.

- **Reliance on Third Parties** A premise of our application is that it connects consumers with third party chiropractors. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in chiropractors' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **Competitive Market** We operate in a competitive environment. The chiropractic market is extremely competitive. Competitive factors in this industry include ease of use, quality, versatility, reliability, accuracy, and cost. Our primary competitors include companies such as The Joint Chiropractic®, and Independent Offices to name a few and other companies with substantially greater financial, technological, marketing, personnel and research and development resources than we currently have.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Terrance Ward, 100.0% ownership, Class B Common Stock

Classes of securities

- Class A Common Stock: 0

The Corporation has authority to issue 1,800,000,000 shares of Class A Common Stock, par value $0.000001 per share (the "*Class A Common Stock*").

Dividends

Shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors of the Corporation (the "Board of Directors") out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be) and holders of Class C Capital Stock shall be entitled to receive shares of Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock, Class B Common Stock or Class C Capital Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Liquidation

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Voting

The holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in the Articles of incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to the Articles of incorporation (which, as used herein, shall mean the Articles of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Articles of incorporation or applicable law. There shall be no cumulative voting.

- Class B Common Stock: 200,000,000

The Corporation has authority to issue 200,000,000 shares of Class B Common Stock, par value $0.000001 per share (the "*Class B Common Stock*").

Dividends

Shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors of the Corporation (the "Board of Directors") out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be) and holders of Class C Capital Stock shall be entitled to receive shares of Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock, Class B Common Stock or Class C Capital Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Liquidation

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Voting

The holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in the Articles of incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to the Articles of incorporation (which, as used herein, shall mean the Articles of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Articles of incorporation or applicable law. There shall be no cumulative voting.

Optional Conversion of Class B Common Stock

Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an "Optional Class B Conversion Event").

- Class C Capital Stock: 0

The Corporation has authority to issue 200,000,000 shares of Class C Capital Stock, par value $0.000001 per share (the "*Class C Capital Stock*").

Dividends

Shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors of the Corporation (the "Board of Directors") out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be) and holders of Class C Capital Stock shall be entitled to receive shares of Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock, Class B Common Stock or Class C Capital Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Voting

The holders of shares of Class C Capital Stock shall (a) have no voting rights or power, (b) not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation and (c) be entitled to notice of all stockholders' meetings.

Liquidation

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

Automatic Conversion of Class C Capital Stock

Upon the conversion or other exchange of all outstanding shares of Class B Common Stock into or for shares of Class A Common Stock, each outstanding share of Class C Capital Stock shall automatically, without further action by the Corporation or the holders thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock on the date fixed therefor by the Board of Directors that is no less than thirty-one (31) days and no more than ninety (90) days following such conversion or other exchange of Class B Common Stock (the "Class C Conversion Event").

- Preferred Stock: 0

The Corporation has authority to issue 10,000,000 shares of one or more series of Preferred Stock, par value $0.000001 per share ("*Preferred Stock*").

The Board of Directors shall, by resolution, fix the powers, designations, preferences, rights and qualifications, limitations and restrictions of any class or series of the Preferred Stock.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-28.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our product, which we do not anticipate occurring until 12/31/2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 3 months while simultaneously generating revenue beginning 1st quarter of 2019. We believe that it wouldn't take long for the company to generate revenue. We projected that it will take 1-3 months after the company app is fully build and functioning to start generating revenue.

Based on our forecast for customer growth and development, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for approximately 9 months without revenue generation.

Financial Milestones

Alignme is a brand new company with no revenue produced since its inception. As far as projections, within the next 12 months after the app is built (with an anticipation date of January 2019), our goal is to launch our platform in the Cities of Orlando, Tampa, Miami, Jacksonville, and Tallahassee before expanding to other larger U.S. cities.

We're seeking an investment of $107,000 to begin, and then we will seek further investments up to $1,070,000 once that is achieved. For use to be successful we will use additional funds raised towards building capital, hiring employees to maintain the users within the platform, renting out a workspace, and office equipment.

The company believes that if it is able to launch our platform, we should be able to have over 100,000 daily active users utilizing our platform within in 3-4 months after the app has been fully developed and created.

The Company anticipates that it will encounter various expenses. First, the company will need to employ a server, which will cost the Company monthly/annual fees. Second, the Company anticipates that it will incur expenses with regards to upgrades to the platform, which is still under development. Third, the Company anticipates expenses for filing future protections of its intellectual property that it may develop. Fourth, the Company will seek to hire staff to contribute to the development and managing of our platform and services.

Liquidity and Capital Resources

Currently, the Company is not generating any income, and only nominal losses as operations have not begun. Commencement of the Company's operations is dependent on a raise.

A raise of $107,000 is forecasted to provide the Company with enough capital to make it self-sufficient. Any amounts less than this will likely require an additional round of financing within the next 3 months to one year as it will not provide enough capital to both develop the business and market it successfully.

At this time the availability of other sources of capital to the business, such as lines of credit and loans are not an option given the infancy of the business. This could, however, be an option in the future and is one that will be explored.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$10,000,000.00

Alignme determined the valuation of the company at $10,000,000, with a $0.05 price per share of Class A Common Stock (0 shares issued and outstanding), Class B Common Stock (200,000,000 shares issued and outstanding) and Class C Common Stock (0 shares issued and outstanding) in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. We believe we have the potential to be the equivalent to Uber, Heal and Soothe, but in the chiropractic sector.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
Start Engine Fees (6% total fee)	($600)	($6,420)
Professional Fees	($2,000)	($10,000)
Net Proceeds	$7,400	$90,580
Use of Net Proceeds:		
R&D & Production	$2,500	$20,580
Marketing	$2,500	$20,000
Working Capital	$2,400	$50,000
Total Use of Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding, with net proceeds to be allocated generally as set forth above. The company has agreed to pay Start Engine Capital, LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover our leasehold improvements, marketing, working capital, and legal/professional fees. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

- Our Marketing funds will be used to hire a marketing agency specializing in digital and social media outreach to engage with investors and interested customers.
- We expect to use the working capital for our general overhead and administrative expenses.
- Our Legal/Professional budget will be utilized for a corporate attorney, law firms, and legal consultants to ensure compliance with applicable chiropractic and finance regulations.
- R&D funds will be used to develop updates to our current prototype, testing, validation, and to begin design of our production capabilities.

Irregular Use of Proceeds

We don't anticipate any irregular use of proceeds. However if irregular user of proceeds did occur they could include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.getalignme.com website on the "Investor Relations Page" of the website. The website currently is not active, but will be active prior to annual reports being issued. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alignme, Inc.

[See attached]



Alignme, Inc.
320 S. Spring Garden Ave
Suite E143
DeLand, Florida 32720

I, Dr. Terrance Ward, the Chief Executive Officer of Alignme, Inc., hereby certify that the financial statements of Alignme, Inc. and notes thereto for the periods ending February 23, 2018 (inception) and February 28, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Alignme, Inc., has not filed tax returns as of February 28, 2018 as the corporation has not completed its first fiscal year of operation.

IN WITNESS THEREOF, this Executive Officer's Financial Statement Certification has been executed as of the 1st day of March 2018

Signature

Terrance Ward
Chief Executive Officer

ALIGNME, INC.
INDEX TO FINANCIAL STATEMENT
FOR THE PERIOD FROM INCEPTION (FEBRUARY 23, 2018) to FEBRUARY 28, 2018
(UNAUDITED)

ALIGNME, INC.
BALANCE SHEET
FOR THE PERIOD FROM INCEPTION (FEBRUARY 23, 2018) to FEBRUARY 28, 2018
(UNAUDITED)

ASSETS

Currentt Assets:		
Cash	$	-
Total current assets	$	-
Total Assets	$	-

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:		
Accounts Payable	$	-
Total Liabilities	$	-

Commitments and contingencies (Note 3)

Stockholder's Equity:		
Common stock, $0.0001 par value, 75,000,000 shares authorized;		
10,000,000 shares issued and outstanding at February 28, 2018	$	1,000
Subscription receivable	-$	1,000
Retained earnings	$	-
Total stockholder's equity	$	-
Total liabilities and stockholder's equity	$	-

The accompanying notes are an integral part of these financial statements.

ALIGNME, INC.
STTATEMENT OF OPERATION
FOR THE PERIOD FROM INCEPTION (FEBRUARY 23, 2018) to FEBRUARY 28, 2018
(UNAUDITED)

Revenues	$	-
Operating Expenses		
General and adminstrative	$	-
Total Operating Expenses	$	-
Net Income	$	-

The accompanying notes are an integral part of these financial statements.

F-3

ALIGNME, INC.
STTATEMENT OF SHAREHOLDER EQUITY
FOR THE PERIOD FROM INCEPTION (FEBRUARY 23, 2018) to FEBRUARY 28, 2018
(UNAUDITED)

	Common Stock		Subscription	Retained	Shareholder's
	Shares	Par Value	Receivable	Earnings	Equity
February 28, 2018	-	$ -	$ -	$ -	$ -
Issuance of Founder shares	10,000,000	$ 1,000	-$ 1,000	$ -	$ -
Net loss	-	-	-	-	-
	10,000,000	$ 1,000	-$ 1,000	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ALIGNME, INC.
STTATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (FEBRUARY 23, 2018) to FEBRUARY 28, 2018
(UNAUDITED)

Cash Flows from Operating Activities	
Net income	$ -
Net cash used in operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cask flow information	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

ALIGNME, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Alignme, Inc., was incorporated on February 23, 2018 ("Inception") in the State of Florida. The financial statements of Alignme, Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in DeLand, Florida.

The Company is Management Services Company, which provides management services on behalf of Private Office Practices operating chiropractic care centers under the name "Alignme Chiropractic."

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will derive income by charging a monthly management fee plus a percent (%) of the gross revenues in consideration of Alignme (i) licensing to the Private Office Practice the use of Equipment, Furnishings and the Name; (ii) permitting the Private Office Practice to operate the Clinic and perform professional chiropractic services at the Premises; (iii) granting to the Private Office Practice the right to use the personal property and leasehold improvement at the Premises; and (iv) providing all other services as described in a management agreement.

The Company is currently developing its products and services and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740, Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has not yet reached its year-end and therefore no tax returns have been filed or are subject to examination.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The Company was only recently formed and has no operating history. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through a Regulation Crowd-funding offering and/or debt and equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against Alignme, Inc. or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 75,000,000 shares of our common stock with $0.0001 par value. As of February 28, 2018, the company has issued 10,000,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Common stock shares were issued to the founder of the Company for services to be performed. The shares were issued at a price of $0.0001 per share. 10,000,000 shares have been issued for a total of $1,000 related to services to be performed as of the balance sheet date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 23, 2018through February 28, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Approved by the Board on 1st March 2018



and signed on their behalf by: Dr. Terrance Ward, CEO

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Alignme, Inc. is pending **StartEngine Approval.**



Alignme, Inc.

The Uberization of Chiropractic

● Small OPO | 🏠 DeLand, FL | 🏷 Health Tech | ⊕ Accepting International Investment



0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview | Team | Terms | Updates | Comments | **Share**

Live Life Aligned!

Invest in Alignme

We're **Alignme**, a Central Florida-based company delivering chiropractic on demand. These days, you can find an on-demand app to deliver you almost any product or service with just a few taps, and chiropractic adjustments should be no exception. Whether it's your home, office, or hotel, Alignme wants to deliver! **That's why we have created the "Uber for Chiropractic."**

House Calls On-Demand

We believe that we are the first on-demand platform dedicated to chiropractic services. We also believe that **Alignme is the solution to overhaul the chiropractic industry.** Our weekend and extended hours of operation combined with low pricing makes Alignme a favorable option for chiropractic services. Amidst a busy life, **patients can now access chiropractic care at their convenience, wherever they are.**

On-demand chiropractic is our vision; it's a grand one... and that's why we're turning to you. Instead of offering a little bit of nothing in exchange for your financial contribution, **we're offering you an opportunity to invest in the future of chiropractic.** Don't get us wrong, we love and respect platforms such as Kickstarter and Indiegogo, but we're doing something different.

Invest in Alignme today. Be a part of the future, and help us to bring on-demand chiropractic to the world.

Terrance Ward, D.C

CEO, Alignme



Product image is computer generated, actual product still in development

$250 Minimum Investment

$0.05/share of Class C Common Stock | If you invest you are betting the company's future equity value will exceed $10.1M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus













*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

We are currently in the seed phase. Alignme is among the fastest expanding industries in the world, and it's easy to understand why. We're in the health tech business. Our product will constitute a technology platform that will enable users of the Alignme Application (iOS, Android, Web app) to arrange and schedule affordable and convenient chiropractic services nationwide on-demand with a Doctor of Chiropractic at their home, office and/or hotel in as little as 1 hour. **This Offering is intended to help complete implementation.**

The goal of the Company is to utilize the proven business models of companies such as Uber®, to design and develop an on-demand company that will focus on chiropractic adjustments. We believe that the growth of companies has proven that there is a large market for on-demand companies. Our strategy will utilize many of the same ideas, yet will capitalize on one key feature: chiropractic.

Incredible Market, Emerging Problems

The market is expected to grow steadily, driven by the need of chiropractors for the on-time management of the individual's pain. A high number of individuals are turning to chiropractic relief care as it provides quick results and helps them in returning to the regular lifestyle or work without much loss of time.

The Incredible Market of Chiropractic

77,000

U.S. Chiropractors

Source

$39 Billion

Market by 2021

Source

10%

Growth rate from 2016 to 2026

Source

50%

of Chiropractic Care revenue comes from Relief Seekers

Source

The Emerging Problems with Brick & Mortar Chiropractic Offices

- Banking Hours
- Appointment Availability
- High Insurance Deductibles & Copays
- Long Treatment/Care Plans

Through my professional training as a chiropractor, I realized that there is an untapped market of patients out there who are not utilizing chiropractic care due to lack of convenience. People have limited time for appointments and typically that time is eaten up by medical and dental appointments. I knew that having unconventional hours was a way to help solve this problem.

The initial idea expanded to on-demand services while on a family vacation. I found myself out of alignment and in pain, struggling to keep up with my family's adventures. I thought "What if I had a chiropractor who could come to me right now at the hotel?" And so came Alignme.

What Alignme Brings

Alignme is mobile--no monthly membership is required and Alignme doesn't have set hours of operation. Additionally, Alignme works with a large network of chiropractors, allowing for easier provider selection.



Conveniency

8AM to 8PM
in as little as 1 hour



Availability

365 days/year



Affordability

Just $59 cash pay



Professionalism

Quality Care by Vetted & Licensed Chiropractors

How Alignme Works

Patients

The patient will use their phone or computer to access **Alignme's portal.** The patient will search for an ideal adjustment time (ASAP or an appointment slot). If multiple chiropractors are available in the area, the patient may select his/her own physician after reading ratings and reviews. If there is only one chiropractor servicing the area, **the patient will still have the option to read reviews and ratings before completing the adjustment request.** The patient enters the address where the chiropractor should come for the wellness adjustment. Upon arrival, the patient will meet the chiropractor and receive an adjustment. The patient's credit card will be charged at this time for the flat fee rate of $59 and the patient will be given the option to rate/review the chiropractor. Alignme receives 50% of the flat fee rate of $59 as a service fee.





Chiropractors

From the chiropractor's perspective, the will setup their Alignme profile with their availability after **Alignme complete's a due diligence check** to verify licensure, education, board exams, background check, malpractice insurance coverage etc.

When a patient requests service, the chiropractor receives a notification. He/she then has the option to accept or decline. If he/she accepts, he/she will meet the patient at their designated time/place for the adjustment. If he/she declines the patient's request will be submitted to the next available chiroprator.

The Launch Plan

We plan on testing & launching our app in Florida December 2018 (Anticipated) before <u>expanding to other larger U.S. cities</u>



Orlando

Tampa

Miami

Jacksonville

Tallahassee

The Exit Plan

Management understands that the investor's goal is to generate returns on their investment when the company's value has been grown through astute





Management understands that the investor's goal is to generate returns on their investment when the company's value has been grown through astute management and results. **We anticipate three potential exit strategies, which could take place:**

1. Private Marketplace

A listing of the company on a private marketplace such as StartEngine Secondary, SharesPost or Nasdaq private market, etc. The private marketplaces provide semi-liquidity to the shareholders of private companies.

2. Initial Public Offering

This event could occur if our product becomes widely known and our market position is established. This strategy has the advantage of retaining existing management and teams, to continue producing new related products and services and generating dividends for the original investor(s) and founders. It has the disadvantage of making the company's financial reports available to competitors, and of putting equity valuation at the whim of the stock market, rather than based on assets or sales-based calculations.

3. Acquisition/Merger

Based on our sales performance and/or growth, we could be acquired by a larger company. Disadvantages to this approach are the necessity to focus largely on making our company attractive to a single market segment, with the final sale in mind.

Invest in Alignme

Alignme is a team of physicans who have extraordinary experience in their respected fields and turning bold ideas into realities. **The strength of Alignme is not in our innovative product — the true strength of this company is the TEAM of teammates who make it happen.** Alignme focuses on what matters most: our teammates. With you our investors joining the team, we plan to grow and expand the business. Everything else will fall into place.

We believe we've developed a business model that can sustain and scale, all while offering a win-win situation for providers and patients.

We believe that Alignme offers a path forward for on-demand healthcare, and has developed the backbone upon which this service can expand. If you're excited about the future potential of chiropractic, then invest in Alignme today!

December 2015 — uspto
Trademark Registration
"Alignme", registered in December of 2015, under the registration number 4871772 with the United States Patent & Trademark Office.

May 2016 — Go Daddy
Domain Registration
We registered www.getalignme.com.

June 2016 — uspto
Trademark Registration
"Alignme Chiropractic" registered in June of 2016, under the registration number 5037720 with the United States Patent & Trademark Office.

May 2017 — Go Daddy
Domain Registration
We registered www.alignme.co.

February 2018
Alignme, Inc. Incorporated
Alignme incorporated in the State of Florida as a for-profit company and establish a fiscal year end of December 31.

June 2018
Launch on StartEngine

July 2018
Website Development (Anticipated)
Plan to launch website (getalignme.com) in October with Beta Release of Alignme.

July 2018
Application Infrastructure & Development (Anticipated)
Application for iSO, Android, and backend management.

October 2018
Beta Release of Alignme (Anticipated)
Application for iSO, Android, and backend management.

December 2018
Initial Launch of Alignme Platform (Anticipated)
We plan to launch the Platform in the top cities in Florida before expanding to other U.S cities.

Meet Our Team



Terrance Ward, D.C.

Founder & Chief Executive Officer, Director

Dr. Ward has been Alignme's Chief Executive Officer, President and Director since Inception in February 2018. He Interned at DeLand Chiropractic & Spinal Decompression from October 2017 to December 2017. Intern at Palmer College of Chiropractic from October 2016 to September 2017. Chiropractic student at Palmer College of Chiropractic Florida form January 2014 to December 2017. Dr. Ward received his Doctor of Chiropractic degree Palmer College of Chiropractic. He also received an Associate of General Studies from Glen Oaks Community College and a Bachelor of Science in Business Management from Western Governors University.





Jason Job, D.C.

Advisor

Dr. Job is a Chiropractic Physician. He received his chiropractic degree from Palmer College of Chiropractic in Port Orange, Florida and completed his undergraduate at Central Michigan University in Mount Pleasant, Michigan





Joshua Lucas, M.D.

Advisor

Dr. Lucas is a family medicine physician. He received his medical degree from Wayne State University School of Medicine in Detroit, Michigan and completed his residency at Texas A&M Family Medicine Residency in College Station, Texas.



Nicholas Ford

Software Engineer Intern

Nicholas is a third-year student at Stetson University and currently pursuing a bachelor's degree in Computer Information Systems, as well as a minor in Data Analytics. In class and workplace he has been trained to succeed in areas that include: Software development, database management, front-end creation, creative problem-solving, and many others. One of Nicholas' greatest passions is identifying processes that can be simplified, then developing a plan of action and implementing change. Nicholas recently identified an issue with order tracking at his workplace, and developed a user-friendly interface supported by a database management system to track pending orders and create forms for analysis. This system was approved by the center director for piloting. When it comes to analytical



Offering Summary

Maximum 2,140,000* of Class C Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 200,000 of Class C Common Stock ($10,000)

Company	Alignme, Inc.
Corporate Address	320 S. Spring Garden Ave., Suite E143, DeLand, FL 32720
Description of Business	On-Demand Chiropractic
Type of Security Offered	Class C Common Stock
Price per Security	$0.05 per share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Alignme, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 2,000 shares of Class C Common Stock at $0.05 / share, you will receive 200 Class C Common Stock bonus shares, meaning you'll own 2,200 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine CrowdfundingInc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

We don't anticipate any irregular use of proceeds. However if irregular user of proceeds did occur they could include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

P18000018466

800314731038

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS

2018 JUN 22 AM 11: 59

JUN 26 2018
C McNAIR



Alignme, Inc.
320 S. Spring Garden Ave
Suite E143
DeLand, Florida 32720

May 15, 2018

Florida Department of State
Registration Section
Division of Corporations
Post Office Box 6327
Tallahassee, FL 32314

Via USPS Priority Mail

Re: Alignme, Inc. (Document No. P18000018466)

To Whom It May Concern:

Enclosed please find an original copy of an Amended and Restated Articles of Incorporation for the above named corporation, as well as a check, in the amount of $35.00, to cover the filing fee.

Your prompt response in return of confirmation of filing of the Amended and Restated Articles is appreciated.

Thank you for your assistance in this matter. If you have any questions, please do not hesitate to contact me directly.

Sincerely yours,

ALIGNME, INC.

/s/ Terrance Ward
By: Terrance Ward
Its: President

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF ALIGNME, INC.

Alignme, Inc., a corporation organized and existing under and by virtue of the Florida Business Corporation Act hereby certifies as follows:

FIRST: The Articles of Incorporation of the Corporation were filed with the Secretary of State of Florida on February 23, 2018, Document No. P18000018466.

SECOND: These Amended and Restated Articles of Incorporation, which supersede the original Articles of Incorporation and all amendments to them, were adopted by all of the Directors of the Corporation and its shareholders on June 15, 2018. To effect the foregoing, the text of the Articles of Incorporation is hereby restated and amended as herein set forth in full:

ARTICLE I
NAME

The name of this corporation is Alignme, Inc. (hereinafter, the "*Corporation*").

ARTICLE II
DURATION

The term of existence of the Corporation is perpetual.

ARTICLE III
PURPOSE

The Corporation may transact any and all lawful business for which corporations may be organized under the Florida Business Corporation Act.

ARTICLE IV
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 320 S. Spring Garden Ave., Suite E143, DeLand, FL 32720.

ARTICLE V
CAPITAL STOCK

The Corporation shall have authority to issue is 2,210,000,000 shares, consisting of 1,800,000,000 shares of Class A Common Stock, $0.000001 par value per share (the "*Class A Common Stock*"), 200,000,000 shares of Class B Common Stock, $0.000001 par value per share (the "*Class B Common Stock*"), 200,000,000 shares of Class C Capital Stock, $0.000001 par value per share (the "*Class C Capital Stock*"), and

10,000,000 shares of Preferred Stock, $0.000001 par value per share ("***Preferred Stock***").

Except as otherwise provided by law or as set forth herein, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the "***Board of Directors***") may from time to time determine.

A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A.   Class A Common Stock, Class B Common Stock and Class C Capital Stock.

Unless otherwise indicated, references to "Sections" or "Subsections" in this Part A of this Article V refer to sections and subsections of Part A of this Article V.

(1) General. Except as otherwise provided in the Articles of Incorporation or required by applicable law, shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters. The voting, dividend and liquidation rights of the holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

(2) Voting.

(a) Class A Common Stock and Class B Common Stock. Except as otherwise required by applicable law, at all meetings of stockholders, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in the Articles of incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to the Articles of incorporation (which, as used herein, shall mean the Articles of incorporation of the

Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Articles of incorporation or applicable law. There shall be no cumulative voting.

(b) Class C Capital Stock. Except as otherwise required by applicable law or provided herein, the holders of shares of Class C Capital Stock shall (a) have no voting rights or power, (b) not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation and (c) be entitled to notice of all stockholders' meetings.

(3) Dividend and Distribution Rights. Shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors of the Corporation (the "Board of Directors") out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be) and holders of Class C Capital Stock shall be entitled to receive shares of Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock, Class B Common Stock or Class C Capital Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

(4) Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock may not be subdivided, combined or reclassified unless the shares of each of the other two classes are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of

the outstanding Class A Common Stock, Class B Common Stock and Class C Capital Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision. combination or reclassification is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock. Class B Common Stock and Class C Capital Stock, each voting separately as a class.

(5) Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Capital Stock, each voting separately as a class.

(6) Certain Transactions.

(a) Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock upon the consolidation or merger of the Corporation with or into any other entity, such distribution or payment that the holders of shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock, Class B Common Stock and Class C Capital Stock as a single class; provided. however. that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such consolidation, merger or other transaction if the only difference in the per share consideration to the holders of the Class A Common Stock, Class B Common Stock and Class C Capital Stock is that any securities distributed to the holder of a share of Class B Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and that any securities distributed to the holder of a share of Class C Capital Stock have no voting rights or power.

(b) Third-Party Tender or Exchange Offers. The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock, nor may the Corporation or the Board of Directors (or any committee thereof) recommend that holders tender shares of Class A Common Stock. Class B Common Stock or Class C Capital Stock into any third-party tender or exchange offer, unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock and Class C Capital Stock would receive, or have the right to elect to receive, as applicable, (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock and Class C Capital Stock would receive, or have the right to elect to receive, as applicable, and (c) the Class C Capital Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock and Class B Common Stock would receive, or have the right to elect to receive, as applicable; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer if the only difference in the per share consideration to the holders of the Class A Common Stock, Class B Common Stock and Class C Capital Stock is that any securities distributed to the holder of a share of Class B Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and that any securities distributed to the holder of a share of Class C Capital Stock have no voting rights or power.

(7) Conversion.

(a) Optional Conversion of Class B Common Stock. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an "Optional Class B Conversion Event"). Before any holder of Class B Common Stock shall be entitled to convert any shares of Class B Common Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall provide written notice to the Corporation at its principal corporate office, of such conversion election and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued (if such shares of Class A Common Stock are certificated) or (ii) in which such shares of Class A Common Stock are to be registered in book entry (if such shares of Class A Common Stock are uncertificated). If the shares of Class A Common Stock into which the shares of Class B Common Stock are to be converted are to be issued in a name or names other than the name of the holder of the shares of Class B Common Stock being converted, such notice shall be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled upon such conversion (if such shares of Class A Common Stock are certificated) or shall register such shares of Class A Common Stock in book-entry form (if such shares of Class A Common Stock are uncertificated). Such conversion shall be deemed to be effective immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the provision of written notice of such conversion election as required by this Subsection 7(a). the shares of Class A Common Stock issuable upon such conversion shall be deemed to be outstanding as of such time, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be deemed to be the record holder or holders of such shares of Class A Common Stock as of such time.

(b) Automatic Conversion of Class B Common Stock. Class B Common Stock shall automatically convert into Class A Common Stock upon the occurrence of an event described below (each, a "**Mandatory Class B Conversion Event**"):

(i) Transfers. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of a Transfer (as defined in Section 10), other than a Permitted Transfer (as defined in Section 10). of such share of Class B Common Stock.

(ii) Death or Disability of Holder. In addition to the automatic conversion provisions contained in Subsection 7(b)(i). each share of Class B Common Stock held of record by a holder of Class B Common Stock who is a natural person, or held of record by Permitted Transferees (as defined in Section 10) of such holder of Class B Common Stock, shall automatically, without any further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death or Disability (as defined in Section 10) of such holder of Class B Common Stock; provided. however, that following the death or Disability of a Founder (as defined in Section 10). each share of Class B Common Stock held of record by such Founder. or held of record by Permitted Transferees of such Founder, shall automatically, without any further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon that date which is the earlier of (i) nine (9) months after the date of death or Disability of such Founder, and (ii) the date upon which such Founder's Permitted Transferees cease to hold such shares of Class B Common Stock or to exercise Voting Control (as defined in Section 10) over such shares of Class B Common Stock. as applicable.

(iii) Death or Disability of Terrance Ward. In addition to the automatic conversion provisions contained in Subsection 7(b)(ii), each outstanding share of Class B Common Stock shall automatically. without any further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the date which is nine (9) months after the date of death or Disability of Terrance Ward.

(iv) Reduction in Voting Power. Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the first date on which the voting power of all then-outstanding shares of Class B Common Stock represent less than five percent (5%) of the combined voting power of all then-outstanding shares of Class A Common Stock and Class B Common Stock.

(c) Automatic Conversion of Class C Capital Stock. Upon the conversion or other exchange of all outstanding shares of Class B Common Stock into or for shares of Class A Common Stock, each outstanding share of Class C Capital Stock shall automatically, without further action by the Corporation or the holders thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock on the date fixed therefor by the Board of Directors that is no less than thirty-one (31) days and no more than ninety (90) days following such conversion or other exchange of Class B Common Stock (the "Class C Conversion Event").

(d) Certificates. Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of an Optional Class B Conversion Event, a Mandatory Class B Conversion Event or the Class C Conversion Event (any of the foregoing, a "Conversion Event"), represented one or more shares of Class B Common Stock or Class C Capital Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock or Class C Capital Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock or Class C Capital Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock or Class C Capital Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock or Class C Capital Stock that is converted pursuant to Subsection 7(a), 7(b) or 7(c) shall thereupon automatically be retired and shall not be available for reissuance.

(e) Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of the Articles of incorporation or By-laws of the Corporation, relating to the conversion of the Class B Common Stock or Class C Capital Stock, as applicable, into Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the Corporation has reason to believe that a Transfer or other Conversion Event giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation (or in book entry as maintained by the transfer agent of the Corporation), the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock. to the extent not previously converted. shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation (or in book entry as maintained by the transfer agent of the Corporation). In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation (or in book entry as maintained by the transfer agent of the Corporation) shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

(8) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock and Class C Capital Stock. such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Class C Capital Stock into shares of Class A Common Stock.

(9) Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend. alter, repeal or waive any provision of Part A of this Article V (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote of the holders of a majority of the then outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate class, in addition to any other vote required by applicable law, the Articles of Incorporation or By-laws of the Corporation.

(10) Definitions. For purposes of this Article V:

"**Affiliate**" means, with respect to any person. any other person or entity that directly or indirectly, controls, is controlled by. or is under common control with such person, including, without limitation, any trustee. partner. officer. director or member of such person and any venture capital or other investment fund now or hereafter existing which is controlled by or under common control with one or more general partners or shares the same management company with such person.

"**Delayed Conversion Period**" means the period of time following the death or Disability of a Founder until all shares of Class B Common Stock held of record by such Founder, or such Founder's Permitted Transferees, upon his death or Disability are converted into shares of Class A Common Stock in accordance with Subsection 7(b) above.

"**Disability**" means permanent and total disability such that the natural person holder of Class B Common Stock is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute whether the natural person holder of Class B Common Stock has suffered a Disability, no Disability of the natural person holder of Class B Common Stock shall be deemed to have occurred unless and until an affirmative ruling regarding such Disability has been made by a court of competent jurisdiction, and such ruling has become final and nonappealable.

"**Family Member**" means with respect to any natural person who is a Qualified Stockholder (a) the spouse of such Qualified Stockholder, (b) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of such Qualified Stockholder or (c) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of the spouse of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

"**Fiduciary**" means a natural person who (a) is an executor, personal representative, administrator, trustee, manager, managing member, general partner, director, officer or any other agent of a person and (b) manages, controls or otherwise has decision-making authority with respect to such person.

"**Founder**" means Terrance Ward.

"**Founder Qualified Stockholder**" means a Qualified Stockholder who is also a Founder.

"**Founder Trustee**" means any natural person designated or approved by a Founder and approved by resolution of not less than sixty-six and two-thirds percent (66-2/3%) of the directors then constituting the entire Board of Directors, in each case acting in his or her capacity as voting trustee pursuant to a written voting trust agreement entered into by such Founder prior to his death or Disability; provided, however, that approval of the Board of Directors shall not be required for any such natural person designated or approved by such Founder pursuant to a written voting trust agreement entered into by such Founder prior to the Reclassification Date (as defined below) and serving as voting trustee at the Reclassification Date.

"**Parent**" of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

"**Permitted Entity**" means with respect to a Qualified Stockholder:

(a) a Permitted Trust solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder:

(b) any general partnership, limited partnership, limited liability company, corporation, public benefit corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder:

(c) the executor or personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor or personal representative is acting in the capacity of executor or personal representative of such estate;

(d) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust; or

(e) a revocable living trust (including any irrevocable administrative trust resulting from the death of the natural person grantor of such trust) which trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust.

Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity of that Qualified Stockholder solely by reason of the death of that Qualified Stockholder.

"**Permitted Transfer**" means, and is restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) to (i) one or more Family Members of such Qualified Stockholder so long as such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) continues to exercise Voting Control over such shares, (ii) any Permitted Entity of such Qualified Stockholder so long as (A) such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) continues to exercise Voting Control over such shares, or (B) a Fiduciary of such Permitted Entity who is selected by such Qualified Stockholder, and whom such Qualified Stockholder has the power to remove and replace with another Fiduciary selected by such Qualified Stockholder, exercises Voting Control over such shares, (iii) any foundation or similar entity or any Qualified Charity so long as (A) such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) continues to exercise Voting Control over such shares, or (B) a Fiduciary of such foundation, similar entity or Qualified Charity who is selected by such Qualified Stockholder, and whom such Qualified Stockholder has the power to remove and replace with another Fiduciary selected by such Qualified Stockholder, exercises Voting Control over such shares, (iv) any Permitted Entity of a Family Member of such Qualified Stockholder so long as such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) continues to exercise Voting Control over such shares. or (v) such Qualified Stockholder's revocable living trust which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) to (i) such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) or one or more Family Members of such Qualified Stockholder, (ii) any other Permitted Entity of such Qualified Stockholder (or, in the case of a deceased Founder Qualified Stockholder, the executor or personal representative of the estate of such deceased Founder Qualified Stockholder during the Delayed Conversion Period) or (iii) any Permitted Entity of a Family Member of such Qualified Stockholder: or

(c) by a Qualified Stockholder that is an entity to an Affiliate (provided, that for purposes of a Permitted Transfer, an Affiliate shall not include, in any case, limited partners, stockholders or members of such Qualified Stockholder).

"Permitted Transferee" means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

"Permitted Trust" means a bona fide trust where each trustee is (a) a Qualified Stockholder; (b) a Family Member of a Qualified Stockholder; (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisor, or bank trust departments; (d) an employee of the Corporation or a member of the Board of Directors; or (e) solely in the case of any such trust established by a natural person grantor, any other bona fide trustee; provided, however, that solely with respect to a trust (whether existing at the Reclassification Date or established thereafter) receiving or holding shares of a Founder, which trust is contingent and effective upon the death or Disability of such Founder, each trustee of such trust shall be a Founder Trustee in order for such trust to constitute a Permitted Trust.

"**Qualified Charity**" means a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.

"**Qualified Stockholder**" means:

(a) the registered holder of a share of Class B Common Stock as of the Reclassification Date;

(b) the initial registered holder of a share of Class B Common Stock that was issued upon conversion of the Corporation's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock upon the completion of the Corporation's initial public offering of Class A Common Stock;

(c) the initial registered holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Reclassification Date pursuant to the exercise or conversion of options or warrants or settlement of restricted stock units ("RSUs") that, in each case, are outstanding as of the Reclassification Date;

(d) the initial record holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Effective Time upon the approval of the Board of Directors;

(e) the initial record holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Effective Time pursuant to the conversion, exchange or exercise of securities issued pursuant to the preceding subclause (d);

(f) each natural person who Transferred shares of or equity awards for Class B Common Stock (including any option or warrant exercisable or convertible into, or any RSU that can be settled in shares of, Class B Common Stock) to a Permitted Entity that is or becomes a Qualified Stockholder pursuant to the foregoing subclauses (a), (b) or (c); and

(g) a Permitted Transferee.

"**Reclassification Date**" means June 18, 2018.

"**Transfer**" of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of a share of Class B Common Stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A Transfer shall also be deemed to have occurred with respect to a share of

Class B Common Stock beneficially held by (x) an entity that is a Permitted Entity if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (y) an entity that is a Qualified Stockholder if there occurs a Transfer on a cumulative basis, from and after the Reclassification Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Reclassification Date, holders of voting securities of any such entity or Parent of such entity. In addition, for the avoidance of doubt, a Transfer shall be deemed to have occurred if a holder that is a partnership, limited partnership, limited liability company or corporation distributes or otherwise transfers its shares of Class B Common Stock to its partners, stockholders, members or other equity owners. Notwithstanding the foregoing, the following shall not be considered a Transfer:

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities or other property to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;

(d) any change in the trustee(s) or the person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock of a Permitted Entity, provided that following such change such Permitted Entity continues to be a Permitted Entity; or

(e) (1) the assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock by a Qualified Stockholder to a grantor retained annuity trust (a "**GRAT**") for which the trustee is (A) such Qualified Stockholder, (B) a Family Member of such Qualified Stockholder, (C) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisors, or bank trust departments, (D) an employee of the Corporation or a member of the Board of Directors or (E) solely in the case of any such trust established by a natural person grantor, any other bona fide trustee; (2) the change in trustee for such a GRAT from one of the persons identified in the foregoing subclauses (A) through (E) to another person identified in the foregoing subclauses (A) through (E); and (3) the distribution of such shares of Class B Common Stock from such GRAT to such Qualified Stockholder (provided, however, that the distribution of shares of Class B Common Stock to any beneficiary of such GRAT except such Qualified Stockholder shall constitute a Transfer unless such distribution qualifies as a Permitted Transfer at such time).

"**Voting Control**" means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

B.   Preferred Stock

The Board of Directors shall, by resolution, fix the powers, designations, preferences, rights and qualifications, limitations and restrictions of any class or series of the Preferred Stock, which shall not have been fixed by the Articles of Incorporation.

ARTICLE VI
REGISTERED OFFICE AND AGENT

The street address of the Corporation's registered office is: 17888 67th Court N, Loxahatchee, Florida 33470. The name of the Corporation's registered agent at that office is: InCorp Services, Inc.

ARTICLE VII
INITIAL DIRECTORS

The initial director(s) of the Corporation shall be Terrance Ward.

ARTICLE VIII
AFFILIATED TRANSACTIONS

The Corporation expressly elects not to be governed by Section 607.0901 of the Florida Business Corporation Act, as amended from time to time, relating to affiliated transactions.

ARTICLE IX
CONTROL SHARE ACQUISITIONS

The Corporation expressly elects not to be governed by Section 607.0902 of the Florida Business Corporation Act, as amended from time to time, relating to control share acquisitions.

ARTICLE X
INDEMNIFICATION

The Corporation shall indemnify any present or former officer or director. or person exercising powers and duties of an officer or a director, to the full extent now or hereafter permitted by law.

ARTICLE XI
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Articles of Incorporation, in the manner now or hereafter prescribed by the Business Corporation Act of the State of Florida, and all rights conferred upon stockholders herein are granted subject to this reservation except that under no circumstances may such amendment be adopted except as prescribed by Article V, above, and provided further that the rights of the Class B Common Stock may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of said shares of Class B Common Stock.

THIRD: All of the Directors and the majority holders of the Common stock of the Corporation pursuant to sections 607.0821 and 607.0704 of the Florida Business Corporation Act on June 15, 2018 adopted the foregoing amendments. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 15th day of June 2018.

Alignme, Inc.

/s/ Terrance Ward

By: Terrance Ward
Its: President